EXHIBIT 99.5

2002 ANNUAL REPORT

YAMANA RESOURCES INC.

PROPERTIES & PROJECTS
Santa Cruz Province, Argentina

COVER PHOTOGRAPH:
Gold-bearing arsenic-rich sandstone outcrop
on the Condor property, adjacent to the
Cerro Vanguaria Mine prooperty.

PRESIDENT’S MESSAGE

This is Yamana’s eighth annual report since its creation in March of 1994. For junior companies in our industry, we have seen a five-year period of unabated erosion of values and in some companies the development of well-honed survivorship skills. Last year we felt that Yamana had jumped the gap from exploration to production with the concentration of all of our efforts on start-up at Mina Martha. We came close to achieving our high hopes for this mine. However, the loss of 4 months out of 12 due to severe winters two years in a row, falling silver prices closer to US$4.00/oz compared with US$5.50/oz when preparing for production, and a production loan that matured on December 23, 2001, which could not be extended, combined to require a search for alternate repayment methods. Failure to satisfy our lender would have meant the loss of all of Yamana’s Argentine assets and, thus, the end of the company.

On April 2, 2002, we closed a three-way agreement with Coeur d’Alene Mines Corporation and Northgate Exploration (BVI) Limited. This saw Coeur d’Alene acquire all of Yamana’s silver properties in western Santa Cruz province, Argentina, in exchange for satisfying, in full, all amounts owing to Northgate. Yamana retained 100 percent of its gold properties in the east.

On April 12, 2002, Yamana entered into an agreement, subject to due diligence, with Cia de Minas Buenaventura S.A.A. whereby Buenaventura will purchase 1.5 million Yamana common shares at US$0.10/share and fund a two-phase exploration program of the gold properties. Phase I will earn Buenaventura a 50 percent interest in these properties through spending US$2,850,000 and committing to Phase II. The latter will increase Buenaventura’s interest to 66 2/3 percent through spending another US$3,000,000. Buenaventura has the right to withdraw from exploration after completing any committed year. Later in April 2002, Mauricio Hochschild Cia Ltd. S.A.C. agreed to join the venture. The ultimate outcome, upon completion of all spending, could see Yamana as equal partner with Peru’s two largest gold mining companies, surely an enviable position.

The result of all of these moves sees Yamana emerge debt-free, owning 100 percent of its promising gold properties, which will be explored by two aggressive companies highly versed not only in exploration but also development and mining.

The year 2000 was called the year of the survivor for the mining industry. The same can be said for 2001, a continuum of the same investment climate. Improvements in the gold price early in 2002 and a strengthening in gold equities augur well for a turnaround. When this materializes Yamana will have survived with a new focus on an area of the world which is significantly under explored, with partners who have the skills, understanding, and stamina to stay the course.

I view our future with renewed optimism. The loyalty of Yamana’s staff is truly second to none – without them we would be nowhere. To our shareholders again my heartfelt thanks – I think our long-suffering patience may yet be rewarded.

Victor H. Bradley
President and CEO

ARGENTINA
Santa Cruz Province

Yamana’s operations at the Martha silver mine in the western part of Santa Cruz province, Argentina, ceased at 2001 year-end, with 4,000 tonnes of ore shipped to the smelter, returning 1.84 million ounces of equivalent-silver. This was about 20 percent fewer tonnes and 40 percent fewer ounces than originally planned, attributable to bad weather two winters in a row, inappropriate mining techniques, and lower than anticipated grade. The shortfall, combined with falling silver prices, led to Yamana’s decision in April 2002, to sell the Martha Mine and its other silver-dominant properties in the western region to Coeur d’Alene Mines Corporation in exchange for repayment of the balance of the original production financing.

The sale of Yamana’s silver mine and properties in western Santa Cruz province allows Yamana to focus on its properties in the gold-dominant eastern part of the province. Active in the eastern region since 1991, Yamana has established an important exploration infrastructure in this area, including a stable of high-quality gold prospects and an enviably large regional database. Now, in partnership with Peru’s two largest gold mining companies, Cia de Minas Buenaventura S.A.A. and Mauricio Hochschild Cia Ltd. S.A.C., Yamana will continue applying its expertise in this region to find and acquire new gold properties while its partners explore the properties in detail, advancing the better targets toward production.

Martinetas

Martinetas, the most advanced gold property, will receive well-deserved priority treatment in the coming months. Previous exploration at Martinetas discovered at least three discrete high-grade vein systems worthy of determined follow up — Coyote, Cerro Oro, and T-1. As large parts of the Martinetas property have yet to be examined in detail, there is excellent potential to make more discoveries. Additionally, nearby high-grade gold systems have been defined on the adjacent Goleta and Microonda properties. Yamana owns the surface rights for all its mining properties in this area and has established a permanent operations camp a few kilometers from the project area.

Coyote, found by drilling campaigns in 1997 and 1999, contains at least one high-grade gold accumulation, the Coyote Gold Shoot. The shoot is defined by two core holes, 17.5 meters apart, which intersect the vein along strike at a depth of 30 meters. The first hole, D23C, cut 5.0 meters of 3.67 ounces/tonne gold; the second hole, D73C, hit 5.0 meters of 9.09 ounces/tonne gold, confirming the presence of at least 40,000 ounces of very high grade gold. Yamana’s new partners intend to aggressively explore this vein system in detail during the last half of 2002 with an eye to expanding and exploiting the known gold shoot. Surface mapping and sampling are currently underway and an extensive campaign of surface trenching and drilling are planned for the field season starting in September 2002. With encouraging results, underground exploration could start as early as next year.

Cerro Oro, immediately south of the Coyote vein system, found during Yamana’s trenching and drilling campaigns in 1996 and 1997, is crossed by swarms of gold-bearing quartz veins. The drilling consists mostly of reverse circulation (RC) drill holes which were designed to evaluate bulk-mineable gold deposits, but not high-grade narrow vein targets. However, many holes returned strong gold intercepts over narrow intercepts, possible indications of high-grade shoots within a series of gold-rich vein systems. Hole R18 near the top of the Cerro Oro dome cut 2 meters of 0.58 ounces/tonne gold in a vein at 70 meters depth and hole R13 cut 2 meters of 0.93 ounces/tonne gold on the same structure at a depth of 110 meters below the surface. This is the deepest high-grade intercept hit to date at Martinetas and is evidence that the high-grade gold shoots in this area may extend to significant vertical depth.

T-1 Gold Shoot, about 1.5 kilometers south of Coyote, was discovered in 1996 by Yamana’s first Martinetas surface trench, which found high-grade gold associated with a conspicuous structural bulge along a large, extensive vein system. In 1999, ten core holes were drilled to examine a 250-meter-long segment of the T-1 structure in greater detail. The best of these drill holes, D58C, intersected 3.1 meters of 2.88 ounces/tonne gold enclosed in a major vein swell that averages 0.21 ounces/tonne gold over a 47-meter width. The vein system extends to the west for at least 2 kilometers beyond this area. Although this lengthy strike segment has not been explored in detail, it appears to be consistently anomalous in gold with outcrops scattered along the segment generally containing 0.05 to 0.19 ounces/tonne gold over widths of 2 meters or more. Additionally, a 1997 reconnaissance RC drill hole, about 1 kilometer west of the T-1 shoot, intersected 4 meters of 0.18 ounces/tonne gold at shallow depth in this structure. These are clear indications of an extensive gold-rich vein system with ample room for the discovery of several high-grade gold shoots.

MICMAR DISTRICT
Regional Geology, infrastructure, areas of satellite imagery alteration, and major known gold occurrences.

View from Cerro Oro looking NE toward shallow surface trenches used to help define Coyote Vein Swarm. Note general lack of outcrop; the vein system was discovered by grid sampling of soil and rock float, such as the rock rubble visible in foreground.

Gold-bearing epithermal quartz-adularia vein, hole #D23C, approx. 30m depth. Part of 2.0m interval containing 8.88 ounces/tonne gold.

MARTINETAS PROJECT
“Gold Belt” with major gold occurrences, vein swarms, trenches, and drill hole, showing important intercepts.

Gold-bearing drill core, hole #D73C, approx. 30m depth, showing late-stage quartz replacing calcite in open vein. Part of 0.8m interval containing 51.01 ounces/tonne gold.

Syrah

The Syrah property was obtained with Yamana’s acquisition of Platero Resources Inc. in March 2001. Located approximately 20 kilometers northwest of Martinetas, the Syrah project area (also known as “La Paloma”) is crossed by numerous large structures and extensive vein systems first explored in 1995-1997 by major mining companies who focused on bulk-mineable gold targets. Limited trenching and drilling campaigns failed to define the large-tonnage deposits sought by these companies, but the work discovered a number of promising gold-rich vein systems of great interest to Yamana and its new partners. High-grade gold intercepts containing from 0.5 to 3.7 ounces/tonne gold over widths of 2 meters or more — evidence for possible high-grade gold shoots of significant size — were cut in trenches or RC drill holes across structures in four separate areas on the property. These sites will be the initial targets for a detailed follow up exploration campaign to start later this year. Additionally, the Syrah/La Paloma area contains many kilometers of equally promising structures that have not yet been sampled in enough detail to define discrete high-grade targets. Yamana believes this area could develop into an important producing “narrow-vein” gold district. Accordingly, the land position has been expanded to include almost 50,000 hectares of prospective ground surrounding the original 9,900-hectare Syrah property.

Typical outcrop (L) and overview (R) of the Syrah -La Paloma prospect area.
At least four high-grade gold targets have been identified on this property.

Estrella–Condor

Estrella-Condor, approximately 90 kilometers southwest of Martinetas, are strategically located adjacent to the western boundary of the Cerro Vanguardia Mine property. In production since September 1998, Cerro Vanguardia, the region’s flagship operation, is a world-class deposit producing about 300,000 ounces equivalent-gold per year from a set of extensive epithermal quartz veins at an average grade of approximately 0.38 ounces/tonne equivalent-gold. The productive structures extend to the west onto Yamana’s properties where they are expressed as a series of large northwest- to west-trending vein and breccia zones. Yamana tested its properties in 1996-97 with a number of widely spaced RC drill holes, but the program focused strictly on large-tonnage bulk-mineable targets, not on high-grade gold veins.

The principal known gold-bearing structure at Estrella is Veta Michelle, a set of sub-parallel quartz veins extending to the west off the Cerro Vanguardia property. Exposed only intermittently along strike, Veta Michelle gradually disappears 2.5 kilometers farther west beneath a thin cover of young lava flows. Systematic sampling along Veta Michelle’s exposed length gives consistently high gold values ranging from 0.05 to 0.39 ounces/tonne gold over widths of 1 to 2 meters or more. These values are very similar to those obtained from the initial surface rock sampling along most of the productive Cerro Vanguardia vein systems; subsequent trenching and drilling were necessary to define discrete ore shoots, some of which contain 400,000 or more ounces of gold. Yamana believes further detailed work on Veta Michelle will likely find one or more high-grade gold shoots similar in character and size to those being exploited at Cerro Vanguardia.

Condor, which adjoins Estrella on the north, contains at least two large gold-bearing structures extending off the Cerro Vanguardia property. The structures appear to have served as feeders for a vast epithermal system that introduced major amounts of silica, arsenic, and at least minor amounts of gold to the surrounding rocks. The best surface sample, 0.29 ounces/tonne gold, is from a large untested rhyolitic volcanic dome located along one of the structures. This is a likely target for future exploration. Gold is also widespread, in the 0.05 ounces/tonne range, in altered, arsenic-enriched sandstones of a major sedimentary rock formation that extensively underlies the area. Although Yamana drilled this formation in 1996-97 in a search for disseminated gold deposits, several potentially important vein structures — including one with up to 13 ounces/tonne silver at the surface — have yet to be tested.

Gold-bearing arsenic-rich sand- stone outcrop (L) and exploration trench (R) on the Condor property, adjacent to the Cerro Vanguardia Mine property.

Silica replacement textures (L and R) in gold-bearing vein systems on the poorly explored Chispas property.

Chispas

Chispas, located 75 kilometers southeast of Martinetas, is perhaps Yamana’s most enticing untested property. Although much of the property remains essentially unexplored, a number of promising gold targets have been identified. The best of these is the Veta prospect at Cerro Pan de Azucar (“Sugar Bread Hill”), an elongate dome, roughly 0.5 x 1.0 kilometers in size, rising conspicuously above the surrounding plain. The crest of the dome embodies a major sheeted vein system containing up to 0.05 ounces/tonne gold and small amounts of sulfide minerals. Gold values and sulfide mineral content appear to increase downward in the system, with samples near the base of the dome containing as much as 0.30 ounces/tonne gold. The size and character of the system suggest clear potential for a very large deposit, perhaps with a high-grade core centered on a few major feeder structures. Yamana expects this target will be advanced early next year with a program of systematic trenching and sampling followed by drilling.

Another priority target is Lanca in the northeastern part of the Chispas property. Lanca consists of several large gold-bearing structures, with stronger gold values (up to 0.25 ounces/tonne gold) occurring near the intersection of two major structures. This intersection zone is a likely place for a high-grade gold shoot to be formed. This target will probably also be explored in detail next year.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview
Yamana did not achieve its objective of achieving self-sufficiency through internally generated cash from Mina Martha. The loss of a third of a year due to consecutive severe winters, falling silver prices closer to US$4.00/oz compared with US$5.50/oz when financing for production and a production loan which could not be extended beyond its December 23, 2001 maturity, combined to require the sale of Mina Martha to satisfy the unpaid balance on the production loan. Failure to repay this loan would have meant the loss of all of Yamana’s Argentina assets and, thus, the end of the company.

On April 2, 2002, Yamana closed a three-way agreement with Coeur d’Alene Mines Corporation (“Coeur”) and Northgate Exploration (BVI) Limited (“Northgate”). Coeur acquired all of Yamana’s silver properties in western Santa Cruz Province, Argentina in exchange for satisfying, in full, all amounts owing to Northgate. Yamana retained 100% of its gold properties in the east.

It is of note that Mina Martha is the purest silver mine in the world; 99.87% of silver by weight. Despite a high level of fixed costs due to its location and the loss of production time, Mina Martha produced silver at a cash cost of US$2.07 per ounce silver equivalent; among the lowest costs in the world.

Later in April 2002, Yamana entered into an agreement, subject to due diligence, with Cia de Minas Buenaventura S.A.A. (“Buenaventura”), to fund a two-phase US$6 million exploration program of the gold properties. Also in April, Mauricio Hochschild Cia Ltd. S.A.C. (“Hochschild”) agreed to join the venture and fund 50% of the costs. As a result of these agreements, Yamana survived and emerged owning one hundred percent of its promising gold properties with partners highly versed not only in exploration but also development and mining. With exploration success, Yamana and its two partners would each hold a one-third interest in the gold properties.

Operating Results
For this year, Yamana incurred a net loss of US$11.1 million compared to a net loss of US$3.7 million for the previous year. The increase was mainly due to mineral property write-offs of US$8.2 million and interest expense of US$1.8 million in the current year against US$2.3 and US$0.1 million last year, respectively. The write-offs reflect, essentially, the losses on disposition of the silver assets.

Liquidity and Capital Resources
Subsequent to the sale of Mina Martha, Yamana’s current revenues come from minor interest earned on cash balances. Operations must be funded by equity financings and earn-in and joint-venture arrangements with other mining companies.

Working capital of negative US$3.5 million at February 28, 2002 includes US$3.3 million for the balance of the production loan and accrued interest thereon. This debt was satisfied in full by the April 2002 Coeur/Northgate deal.

In April 2002, Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of US$255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of US$0.069. Yamana may require Coeur to exercise 50% of the warrants on September 1, 2002 and 50% on December 1, 2002 for total gross proceeds of US$345,000. This total investment in Yamana will represent a 15.4% equity interest before dilution and about a 9% equity interest on a fully diluted basis. Coeur also received the right to nominate one director to Yamana’s Board of Directors.

On April 12, 2002, Yamana entered into an agreement, subject to due diligence, with Buenaventura and shortly thereafter with Hochschild whereby each purchased 750,000 Yamana common shares at US$0.10/share and will fund a two phase exploration program aggregating US$6 million on the gold properties. Phase I will earn a 50% interest (25% each) in these properties through spending US$2,850,000 and committing to Phase II. Phase II will increase their interest to 66 2/3 % through spending another US$3,000,000. The funding partners have the right to withdraw from exploration after completing the program for any committed year.

Risks
Yamana’s risks include the intensely competitive nature of the mining industry, fluctuating currencies and commodity prices, laws governing the repatriation of profits, taxation, political stability, expropriation, and environmental compliance. Currency risks are managed by maintaining maximum funds in U.S. dollars. To mitigate land title risks, Yamana makes no commitments and undertakes no exploration without first determining that necessary property rights are in good standing. However, land title may still be affected by undetected defects.

Outlook
The recoverability of the carrying value of Yamana’s mineral properties is dependent upon the establishment of reserves, the ability to finance their development, and their future profitability. Yamana will continue to evaluate, acquire, and develop mineral properties. Such activities require significant expenditures prior to achieving commercial production, typically with many years between discovery and production. Yamana may finance future expenditures through the sale of equity, joint-venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

CORPORATE GOVERNANCE

The Toronto Stock Exchange (the “TSE”) guidelines for effective corporate governance (the “TSE Guidelines”) address matters such as the constitution and functions of the Board of Directors (the “Board”) and its committees. The TSE requires that each listed corporation disclose its approach to corporate governance with reference to these guidelines on an annual basis.

Board Mandate
Yamana’s Board supervises management and the business and affairs of Yamana and acts in the best interest of Yamana, all as required by the Canada Business Corporation Act. The Board discharges its responsibility directly and through committees that make formal recommendations to be considered by the Board. The Board meets regularly.

Composition of the Board
The Board consists of seven members, four of whom are “unrelated,” being independent of management and free from any interest in any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of Yamana, other than interests and relationships arising from shareholdings. With respect to “related” directors, Messrs. Bradley and Cadario are officers of Yamana and/or its subsidiaries. Mr. Angus is a partner of Fasken Martineau DuMoulin, a law firm that provides legal services to Yamana. Yamana is therefore in compliance with the TSE Guidelines with respect to the requirement that at least 50 percent of the directors of the Corporation be “unrelated.” The Chairman of the Board, Mr. Fletcher, is also an “unrelated” director and therefore functions independently of management of Yamana.

Board Committees
Yamana has two Board committees: the Audit Committee and the Compensation Committee.

Audit Committee
The Audit Committee consists of three directors; all are “outside” or nonmanagement directors and two are “unrelated” directors. During the fiscal year ended February 28, 2002, the Audit Committee reviewed the interim financial statements and met once to review the annual financial statements. The Audit Committee makes recommendations to the Board of Directors and, when required, meets directly with the auditors of Yamana. The Audit Committee also makes recommendations as to the implementation and operation of internal control and financial reporting systems.

Compensation Committee
The Compensation Committee consists of three directors; all are “outside” directors and two are “unrelated” directors. The Compensation Committee met once during the year ended February 28, 2002. The Compensation Committee administers Yamana’s executive compensation program. The Compensation Committee has primary responsibility for making recommendations for approval by the Board with respect to remuneration of executive officers of Yamana. The Compensation Committee evaluates the performance of Yamana’s senior executive officers and reviews the design and competitiveness of Yamana’s compensation plans.

Board and Management Assessment
The Board, in the year ended February 28, 2002, did not consider it necessary to formally assess the effectiveness of the Board. The Board does, however, assess the performance of management of Yamana on an ongoing basis.

Actions Requiring Board Approval
The Board has no formal policy setting out what specific matters must be brought to it for approval. However, there is a clear understanding between management and the Board that all transactions or matters of a material nature must be presented for approval by the Board. To date, the Board considers that it has been kept well informed as to the business and affairs of Yamana and that the matters that have been brought forward for approval have been appropriate.

Expectations of Management
The Board expects management to implement strategy and the business plan and to keep the Board apprised of its activities in connection therewith. During the year ended February 28, 2002, the Board believes that management provided sufficient and timely information in order to allow the Board to manage the business and affairs of Yamana.

Shareholder Feedback
Yamana maintains an investor relations person to respond to inquiries from shareholders and other interested parties.

Other Matters
Although neither a corporate governance committee nor a nominationg committee has yet been formed, the Board and its committees had, and continue to have, responsibility for nominating new directors, reviewing the adequacy and form of compensation of directors, providing an orientation and education program for new recruits to the Board, and approving requests of directors to engage outside advisors at the expense of Yamana.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The information and representations in this Annual Report are the responsibility of and have been prepared by management and have been approved by the Board of Directors. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect management estimates and careful judgments. The financial information presented throughout this report is consistent with the data presented in the financial statements.

Systems of internal accounting controls are maintained whenever possible in order to assure, on a reasonable basis, the reliability of this financial information. Our independent auditors, Deloitte & Touche LLP, Chartered Accountants, whose report on their audit of the consolidated financial statements appears on this page, also review our systems of internal accounting controls in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the consolidated financial statements.

The Board of Directors carries out its responsibility for the financial statements in this Annual Report, principally through its Audit Committee, consisting of a majority of outside, unrelated directors. The Audit Committee meets periodically with management and with the independent auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls and to discuss the financial statements and financial reporting matters.

Victor H. Bradley
President & CEO
June 8, 2002

William V. Schara
Vice President, Finance/CFO
June 8, 2002

AUDITORS’ REPORT

To the Shareholders of Yamana Resources Inc.

We have audited the consolidated balance sheets of Yamana Resources Inc. as at February 28, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
June 8, 2002

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)	February 28, 2002	February 28, 2001

ASSETS
Current
Cash and cash equivalents	$ 213,575	$ 1,458,517
Accounts receivable	62,933	14,008
Inventory	330,392	548,445
Advances and deposits	163,909	305,133

	770,809	2,326,103

Fixed
Land, buildings and equipment (Note 3)	1,569,404	1,612,250
Mineral properties (Note 4)	7,017,258	14,584,241
Other
Value-added tax credits recoverable	771,020	1,229,842
Deposits	200	100,000
Deferred financing costs	13,624	200,319

	$ 10,142,315	$ 20,052,755

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 977,523	$ 778,693
Loan and accrued interest payable (Note 5 and 15)	3,293,185	4,641,979

	4,270,708	5,420,672

Long Term
First Preference Shares, Series 1 (Note 6)	1,104,413	573,640
Future income tax liabilities (Note 10)	482,866	--

	5,857,987	5,994,312

CAPITAL SOURCES
Capital stock
Authorized
Unlimited number of first preference shares without
par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding (Note 7)
55,125,444 common shares at February 28, 2002
(February 28, 2001 - 45,303,396 shares)	54,503,414	53,519,202
Subscription for shares not yet issued	50,000	--
Equity component of First Preference Shares, Series 1 (Note 6)	208,091	234,800
Equity component of Convertible Notes	1,287,930	1,286,668
(including accrued interest) (Note 8)
Share purchase warrants (Note 7)	879,439	533,462
Deficit	(52,644,546)	(41,515,689)

	4,284,328	14,058,443

	$ 10,142,315	$ 20,052,755

Contingency (Note 2a)

See accompanying notes to the consolidated financial statements.

Approved by the Board

Victor H. Bradley, Director	J. Edward Fletcher, Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(In U.S. dollars)	Year Ended February 28, 2002	Year Ended February 28, 2001

REVENUE (Note 12)	$ 5,840,154	$ --
COST OF OPERATIONS	(3,873,713)	--
DEPRECIATION AND DEPLETION	(1,982,025)	--

OPERATING PROFIT	(15,584)	--
INTEREST AND OTHER INCOME	22,628	44,243

FOREIGN EXCHANGE GAIN	119,804	26,428
GAIN ON SALE OF FIXED ASSETS	22,524	17,498
	149,372	88,169

EXPENSES
Mineral property and other asset write-offs (Note 4c)	8,199,509	2,346,684
Interest expense
Loan payable	1,160,393	83,393
First Preference Shares, Series 1	631,970	46,645
Salaries and consulting fees	548,724	598,178
General and administrative	397,173	416,802
Amortization of financing costs	145,833	14,584
Professional fees	101,862	80,454
Filing and transfer agent fees	53,199	42,289
Depreciation	44,769	57,801
Investor relations	20,459	5,657
Federal, state and provincial taxes	11,905	5,163
General exploration	3,328	63,206
Bank charges	2,853	1,955

	11,321,977	3,762,811

LOSS BEFORE INCOME TAXES	(11,172,605)	(3,674,642)
RECOVERY OF FUTURE INCOME TAXES (Note 10)	143,650	--

NET LOSS FOR THE YEAR	(11,028,955)	(3,674,642)
DEFICIT, BEGINNING OF THE YEAR	(41,515,689)	(37,732,817)
INTEREST ON CONVERTIBLE NOTES (Note 8)	(99,902)	(108,230)

DEFICIT, END OF THE YEAR	$(52,644,546)	$(41,515,689)

BASIC AND DILUTED LOSS PER SHARE	$ (0.21)	$ (0.08)

Weighted average number of shares outstanding (in thousands)	52,647	44,517

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)	Year Ended February 28, 2002	Year Ended February 28, 2001

OPERATING ACTIVITIES
Net loss for the year	$(11,028,955)	$(3,674,642)
Items not involving cash
Mineral property and other asset write-offs	8,199,509	2,346,684
Depreciation and depletion	2,026,794	57,801
Interest expense on First Preference Shares, Series 1
	631,970	46,645
Amortization of financing costs	145,833	14,584
Shares issued for services	2,535	16,000
Gain on disposal of fixed assets	(22,524)	(17,498)
Recovery of future income taxes	(143,650)	--

	(188,848)	(1,210,426)

Net change in non-cash working capital (Note 9)	600,219	(687,758)

	(411,731)	(1,898,184)

FINANCING ACTIVITIES
Loan proceeds	500,000	3,350,000
Repayment of loan	(1,386,354)	--
Issue of First Preference Shares, Series 1
For cash net of issue costs	--	890,771
Issue of common shares and warrants
For cash, net of issue costs	176,168	--
Subscription for shares not yet issued
	50,000	--
Redemption of convertible notes	--	(153,262)

Issue costs of previous equity financing	--	(37,699)
	660,186	4,049,810

INVESTING ACTIVITIES
Expenditures on mineral properties	25,135	(158,623)
Expenditures on Mina Martha	(558,586)	(1,445,315)
Purchase of buildings and equipment	(179,985)	(154,099)
Value-added tax credits recoverable	(370,782)	(256,549)
Proceeds from sale of vehicles and equipment	24,361	41,667
Return of deposit	99,800	--
Cash acquired on acquisition of Platero,
net of cash acquisition costs	13,840	--

	(996,487)	(1,972,919)

(DECREASE) INCREASE IN CASH	(1,244,942)	178,707
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	1,458,571	1,279,810

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 213,575	$ 1,458,517

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$ 197,215	$ 1,166,994
Time deposits	16,360	291,523

	$ 213,575	$ 1,458,517

SUPPLEMENTARY INFORMATION REGARDING OTHER NON-CASH TRANSACTIONS

Financing Activities
Issue of common shares and warrants
for acquisition of Platero (Note 14)	965,804	--
Issue of common shares on conversion of
First Preference Shares	87,042	--
Issue of common shares for interest due on
convertible notes	98,640	111,400
Deferred financing costs	--	189,583
Equity component of convertible notes
Accrued interest charged to deficit	99,902	108,230
Payment of interest in common shares	(98,640)	(111,400)

SUPPLEMENTARY INFORMATION REGARDING OTHER NON-CASH TRANSACTIONS (Continued)

Conversion of First Preference Shares into common shares
Liability component of First Preference Shares	(60,333)		--
Equity component of First Preference Shares	(26,709)		--
Investing Activities
Acquisition of Platero (Note 14)	(965,804)		--
Financing costs capitalization to mineral properties	--		(189,583)
Capitalization of accrued interest to mineral properties	--		558,586
OTHER SUPPLEMENTARY INFORMATION
Cash paid for interest	16,22,83	3	1,262

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. Dollars)

1.     Nature of operations
The reference to “Yamana” in these consolidated financial statements refers to the Company and, where the context requires, all of its subsidiaries and its branch operation.

Yamana is engaged in the acquisition, exploration and development of mineral properties, primarily in Argentina. Yamana began production in February 2001 at Mina Martha (the Martha Mine) in Santa Cruz province, Argentina, and is in the exploration stage in all other properties. Revenue from the sale of ore from Mina Martha began in April 2001. Mina Martha was sold in April 2002 (Note 15).

2.     Significant accounting policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

The significant accounting policies used in these consolidated financial statements are as follows:

a.    Going concern
These consolidated financial statements have been prepared on a going concern basis which contemplates that Yamana will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Yamana’s ability to continue as a going concern is dependent upon the raising of additional financing, if, as and when required, and, ultimately, the attainment of profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should Yamana be unable to continue as a going concern.

b.    Basis of consolidation
These consolidated financial statements include the accounts of Yamana, all of its subsidiaries and its branch operation.

c.    Cash and cash equivalents
Cash and cash equivalents include, from time to time, short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

d.    Inventory
Inventory, consisting of high-grade ore, is stated at the lower of the weighted average cost of production and net realizable value. High-grade ore is ore that requires no additional processing before sale to a smelter.

e.     Land, buildings and equipment
Land, buildings and equipment are recorded at cost, and depreciation is provided on a straight-line basis over their estimated useful lives that currently range from three to seven years.

Yamana reviews the carrying value of its land, buildings and equipment on a regular basis and, where their carrying values are estimated to exceed their net recoverable amounts, provision is made for the decline in value.

f.    Mineral properties
Acquisition costs of mineral properties, and direct exploration and development expenditures thereon, including interest, are capitalized. Costs incurred for general exploration that do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such decision is made. When production is attained, capitalized costs are amortized using the unit of production method based upon estimated reserves of mineral resources.

Yamana reviews the carrying value of each property on a regular basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved by Yamana and by others and, in the case of producing properties, the estimated future operating results and net cash flows. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

The ultimate recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves and the ability of Yamana to obtain the necessary financing to develop the properties, to achieve future profitable production from the properties or to obtain sufficient proceeds from disposition.

g.     Foreign currency translation Yamana considers the United States dollar to be its functional currency since it is the currency of the primary economic environments in which Yamana operates.

Accordingly, all amounts are reported in U.S. dollars, including the equivalents of certain Canadian dollar (C$) amounts (Notes 7, 8, and 10). Monetary items in a foreign currency are translated into U.S. dollars at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the appropriate monthly average rate. The resulting foreign exchange gains and losses are included in operations.

Yamana anticipates that any dividends, to the extent declared, will be paid in Canadian dollars.

h.    Deferred financing costs
Costs incurred in connection with debt financings have been deferred and are being amortized over the term of the debt.

i.    First Preference Shares, Series 1
The First Preference Shares, Series 1 are a compound financial instrument. Accordingly, the fair value of the conversion privilege and the common share purchase warrants forming part of the issue of units (Note 6) have been classified as part of capital sources, with the balance of the gross proceeds from the issue of the preference shares classified as a liability. The costs of issuing the shares that have been attributed to the liability component have been deferred and are being amortized over the estimated term of the liability. The balance of those costs has been charged against the equity components. The carrying amount of the liability is being accreted to the redemption amount of $1,000,000 as interest expense over the estimated term of the liability. In addition, the cumulative dividends have been accounted for on an accrual basis as an additional interest expense.

j.    Convertible notes
The convertible notes which are, in substance, an equity instrument have been classified as part of capital sources. Accordingly, the costs of issuing the notes and interest expense on the notes are charged directly to the deficit as a capital transaction.

k.     Revenue recognition
Revenue from the sale of ore is recognized when the risks and rewards of ownership pass to the purchaser, including delivery of the product, the selling price is fixed or determinable and collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

l.    Income taxes
Future income tax assets and liabilities are computed based on differences in the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

m.     Stock option plans
Yamana provides options to directors, officers, employees and others to buy shares of Yamana, thereby allowing them the opportunity to participate in the progress of Yamana. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by Yamana on the exercise of stock options is credited to share capital. If Yamana repurchases the stock options, the consideration paid would be charged to the deficit.

n.
Loss per share In 2002, the Company adopted the new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants with respect to loss per share. The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as shares issuable on conversion of the First Preference Shares and Convertible Notes, and the exercise of outstanding stock options and outstanding share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “if-converted” method is used for the assumed conversion of the First Preference Shares, Series 1 and Convertible Notes at the beginning of the year. In addition, the “treasury stock method” is used for the assumed proceeds upon the exercise of stock options and share purchase warrants that are used to purchase common shares at the average market price during the year. In prior years, the computation of the diluted loss per share used the imputed earnings approach for determining the common share equivalents to be included in the weighted average number of common shares outstanding. This new policy has been applied retroactively and the adoption of this policy had no material effect on the Company’s financial statements in the current year or the prior year as the potential effect on the loss per share of the convertible First Preference Shares, Series 1, the Convertible Notes, the outstanding share purchase warrants and the outstanding stock options are antidilutive.

o.     Comparative figures
Certain of the comparative figures have been reclassified to conform with the classifications used in the current year. In particular, the current portion of the First Preference Shares, Series 1 of $252,720 at February 28, 2001 has been reclassified to non-current liabilities. Also, accrued interest payable of $641,979 that was included in Accounts payable and other accrued liabilities at February 28, 2001 has been reclassified to Loan and accrued interest payable.

3.     Land, buildings and equipment

	Feb. 28, 2002		Feb. 28, 2001

	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Land	$ 973,825	$ --	$ 973,825	$ 973,825
Buildings	323,327	85,647	237,680	251,011
Field vehicles and equipment	895,143	670,902	224,241	119,860
Exploration drill	1,002,926	889,943	112,983	221,156
Office furniture and equipment	287,015	266,340	20,675	46,398

	$3,482,236	$1,912,832	$1,569,404	$1,612,250

4.    Mineral properties

	Feb. 28, 2002	Feb. 28, 2001

Argentina (Santa Cruz)
Mina Martha	$ 1,517,473	$ 5,035,309
Other	5,493,972	9,543,871
Other	5,813	5,061

	$ 7,017,258	$14,584,241

a.    Santa Cruz, Argentina
Yamana owns Mina Martha which is located within the Bacon property in the province of Santa Cruz. Production from the mine commenced in February 2001 and revenue from the sale of ore from the mine commenced in April 2001. Production was suspended in November 2001. Mina Martha and related silver properties were sold in April 2002 (Note 15).

Yamana holds certain other mineral properties and exclusive prospecting rights in the province of Santa Cruz, and has applied for the exclusive prospecting rights to certain other mineral properties which will require minimal payments to the province, should such rights be granted. Yamana owns a 100 percent interest in its Santa Cruz properties, subject to the interest held as collateral by Northgate Exploration (BVI) Limited (“Northgate”). Northgate’s interest was reacquired upon repayment of the loan in April 2002 (Note 15).

In conjunction with a private placement with Royal Gold, Inc. in 2000, Yamana sold a 2 percent net smelter return royalty on any and all mineral production from Yamana’s mineral property holdings as at November 1, 1999 in Santa Cruz province for $150,000. The royalty includes the Mina Martha.

b.    Other properties
Yamana continues to hold other property interests in Argentina and Canada that require minimal or no payments. These property interests are carried at nominal amounts.

c.    Mineral property and other asset write-offs

	Feb. 28, 2002	Feb. 28, 2001

Mineral Properties
Argentina (Santa Cruz)
Mina Martha	$1,717,324	$ --
Other	5,539,084	--
Chile	6,553	31,802
Indonesia	24,293	380
Papua New Guinea	2,262	541,391
Paraguay	41,704	1,763,670

Total mineral properties	7,331,220	2,337,253

IVA Credits
Argentina - Mina Martha	816,378	--
Paraguay	18,894	--
Chile	1,962	9,431

Total IVA credits	837,234	9,431

Other Assets
Indonesia	22,335	--
Paraguay	2,507	--
Chile	6,213	--
Total other assets	31,055	--

Total mineral property and asset write offs	$8,199,509	$2,346,684

The write-offs of mineral property costs resulted from either management’s assessment of a decline in value as a result of the sales thereof (Note 15), management’s conclusion of the unlikelihood of securing exploration funding or management’s decision to abandon the property.

d.     Capitalized interest
Interest, including amortization of deferred financing costs, capitalized to mineral properties amounted to $785,154 during the year ended February 28, 2001. No interest was capitalized after production began at Mina Martha in February 2001.

5.    Loan payable
Yamana secured a two-year $4,500,000 (originally $4,000,000) loan facility from Northgate Exploration (BVI) Limited (“Northgate”), for development of Mina Martha in Santa Cruz province, Argentina. This facility bore interest at the rate of thirty percent per annum compounded annually and was to mature on December 23, 2001. In April 2002, Yamana sold Mina Martha and the loan was repaid (Note 15).

Interest expense related to the loan was capitalized until production began in February 2001 and was expensed thereafter. As at February 28, 2002, Yamana had incurred interest expense of approximately $1,802,372 on this loan, of which $558,586 was capitalized in 2001 to mineral properties and $1,160,393 in 2002 and $83,393 in 2001 was expensed.

6.    First Preference Shares, Series 1
In February 2001, Yamana closed a private placement of 8,000,000 units for gross proceeds of $1,000,000 less issue costs of $109,229. Each unit consisted of one First Preference Share, Series 1 and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of US$0.15. Each First Preference Share is convertible into one common share (subject to adjustment in certain circumstances) and is entitled to a cumulative quarterly dividend of 7.5 percent that accrues from the date of issue of the preference share. The preference shareholders may elect to receive common shares in lieu of cash dividends.

Yamana has the right in certain circumstances to redeem the preference shares. Yamana is also required to redeem all or part of the preference shares from “excess available cash flow” (as defined). Accordingly, the preference shares have been accounted for as a compound financial instrument comprising both a financial liability and two equity instruments.

The carrying amount of the equity component represents the fair value of the conversion privilege attached to the preference shares. The fair value of the common share purchase warrants issued to the preference shareholders is included in share purchase warrants. First Preference Shares, Series 1, issued and outstanding:

		Amount

	Preferred shares outstanding	Liability Portion	Equity Portion

Proceeds on issue	8,000,000	$ 1,000,000	$ --
Allocation to equity component	--	(263,200)	263,200
Allocation to share purchase warrants	--	(206,400)	--
Amortization of discount on issue	--	27,624	--
Accrued dividends	--	15,616	--
Allocation of issue expenses to equity component	--	--	(28,400)

Balance at February 28, 2001	8,000,000	573,640	234,800
Converted into common shares	(910,000)	(60,333)	(26,709)
Amortization of discount on issue	--	310,776	--
Accrued dividends	--	280,330	--

Balance at February 28, 2002	7,090,000	$ 1,104,413	$ 208,091

Interest expense of $631,970 in 2002 and $46,645 in 2001 relating to this financial liability includes $40,864 in 2002 and $3,405 in 2001 for the amortization of issue costs.

7.    Capital stock

a.    Common shares issued and outstanding

	Number of Common Shares	Amount

Balance at February 29, 2000	44,266,552	$ 53,429,501
Issued for payment of services	141,016	16,000
Issued for payment of interest on convertible notes	895,828	111,400
Issue costs of previous equity financing	--	(37,699)

Balance at February 28, 2001	45,303,396	53,519,202
Private placement, net of warrants and issue costs	1,820,000	79,464
Acquisition of Platero (Note 14)	5,616,000	716,531
Issued on conversion of First Preference Shares	910,000	87,042
Issued for payment of services	50,000	2,535
Issued for payment of interest on convertible notes	1,426,048	98,640

Balance at February 28, 2002	55,125,444	$ 54,503,414

b.     Yamana closed a private placement financing of 1,820,000 units at a price of $0.125 per unit on July 31, 2001. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of $0.16.

c.     Transactions concerning share purchase warrants are summarized as follows:

	Number of Warrants	Amount

Outstanding, February 29, 2000	3,850,000	$350,000
Issued	10,200,000	183,462

Outstanding, February 28, 2001	14,050,000	533,462
Issued	4,901,000	345,977
Expired	(2,350,000)	--

Outstanding, February 28, 2002	16,601,000	$879,439

Share purchase warrants outstanding at February 28, 2002 as a result of private placements were as follows:

Number of Common Shares	Exercise Price Per Share	Expiry Date

1,500,000	$0.20 (C$0.30)	February 1, 2003
2,000,000	$0.20 (C$0.30)	September 15, 2003
8,000,000	$0.15 (C$0.24)	February 9, 2004
200,000	$0.15 (C$0.24)	February 9, 2004
2,808,000	$0.15 (C$0.24)	March 14, 2004
1,820,000	$0.16 (C$0.26)	July 25, 2004
273,000	$0.125 (C$0.20)	July 25, 2005

d.     From time to time, Yamana grants stock options to directors, officers, employees and others, to purchase shares at the quoted market value on the day preceding the date of the grant. Transactions concerning stock options, all of which are exercisable, are summarized as follows:

	Number of Shares	Weighted Average

Outstanding, February 29, 2000	4,052,250	$0.75
Granted	527,000	0.29
Expired	(461,500)	0.76

Outstanding, February 28, 2001	4,117,750	0.40
Granted	4,599,000	0.27
Expired	(834,000)	0.57

Outstanding, February 28, 2002	7,882,750	$0.30

The following table summarizes information concerning stock options outstanding as at February 28, 2002:

Options outstanding and exercisable

Exercise Price in C$	Number of Shares	Weighted Average Remaining Contractual Life (months)

$0.75	32,750	39.93
$0.70	15,000	71.00
$0.35	2,922,000	64.03
$0.33	58,000	100.00
$0.28	449,000	108.00
$0.27	4,306,000	112.00
$0.20	100,000	110.40

$0.20	7,882,750	110.40

8.    Convertible notes
In 1998, Yamana completed the sale of $4,800,000 principal amount of 8% Senior Secured Convertible Notes (the “Notes”) of Yamana maturing July 17, 2003, and 4,363,200 warrants to purchase common shares of Yamana. The warrants expired on July 31, 2001. As of February 28, 2002 and 2001, convertible notes of $1,233,000 were outstanding.

The Notes were originally secured and senior in rank to all other indebtedness of Yamana. In November 1999, the noteholders approved a resolution that the Notes shall no longer be secured and shall rank parri passu with all other unsecured debt of Yamana. The resolution also changed, among other things, the conversion price to $0.375 (C$0.54) per share (which is subject to downward adjustment in certain circumstances). Yamana has the option in certain circumstances to require conversion of all of the Notes.

Yamana has the right in certain circumstances to redeem the Notes in cash prior to maturity. Yamana also has the right to repay the Notes at maturity, and to pay interest on the Notes, in cash or by the issue of common shares of Yamana. Accordingly, the Notes have been accounted for as an equity instrument for accounting purposes.

9.     Net change in non-cash working capital

	Year ended Feb. 28, 2002	Year ended Feb. 28, 2001

Net (increase) decrease in
Accounts receivable	$(72,896)	$ (9,363)
Inventory	275,104	(548,445)
Advances and deposits	151,000	(114,480)
Net increase (decrease) in
Accounts payable and other accrued liabilities	150,865	(98,863)

Accrued interest payable	96,146	83,393
	$ 600,219	$(687,758)

10.    Income taxes

Net future income tax liabilities as at February 28, 2002 and 2001 consisted of the following:

	Year ended Feb. 28, 2002	Year ended Feb. 28, 2001

Future income tax assets:
Resource properties and other fixed assets	$ 1,376,217	$ 1,389,931
Loss carry-forwards in Canada and United States	6,325,053	6,021,851
Financing costs	70,886	120,271

	7,772,156	7,532,053
Less: Valuation allowance	(7,772,156)	(7,532,053)

Less: Valuation allowance	--	--

Future income tax liabilities:
Resource properties	482,866	--

Net future income tax liabilities	$ 482,866	$ --

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended Feb. 28, 2002	Year ended Feb. 28, 2001

Statutory tax rates	41.30%	43.54%

Provision for recovery of income taxes
computed at statutory tax rates	4,614,287	1,599,939
Effect of lower tax rates of foreign jurisdictions	(1,030,079)	(422,125)
Tax benefits not recognized in period that loss arose	(3,510,098)	(1,504,632)
Other	69,540	326,818

	$ 143,650	$ --

At February 28, 2002, Yamana had the following loss carry-forwards for tax purposes:

	Local currency	U.S. Dollar equivalent	Expiry date

Canada	C$ 23,038,363	$14,381,000	2003 to 2009
U.S.	US$ 1,102,000	1,102,000	2011 to 2022

Yamana also has tax loss carry-forwards in certain other foreign jurisdictions, the amounts of which are unlikely to be utilized.

11.     Related party transactions

Related party transactions during the years ended February 28, 2002 and 2001 were as follows:

	Year ended Feb. 28, 2002	Year ended Feb. 28, 2001

Directors fees and consulting fees to
associates thereof	$ 35,722	$ 20,131
Legal fees to a law firm that had partners who
are either a director or an officer of Yamana	116,813	221,892

	$152,535	$242,023

12.     Segmented information
Yamana considers its business to consist of one reportable operating segment (Note 1). Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	Year ended Feb. 28, 2002	Year ended Feb. 28, 2001

Revenue for the year
Mina Martha, Argentina	$ 5,840,154	$ --

Capital assets at the end of the year
Argentina	$ 8,561,308	$16,126,597
Other	25,354	69,894

	$ 8,586,662	$16,196,491

13.     Disclosures regarding financial instruments
The fair value of Yamana’s cash and cash equivalents, accounts receivable, advances and deposits, accounts payable and other accrued liabilities as at February 28, 2002 and 2001 was estimated to approximate their carrying value.

The fair value of the loan and accrued interest payable and the fair value of the First Preference Shares, Series 1 is currently not determinable.

14.     Platero acquisition
In March 2001, Yamana acquired Platero Resources Inc. (“Platero”), a private Yukon Territory-incorporated exploration company with properties located in proximity to Yamana’s Mina Martha and Martinetas property in Santa Cruz province, Argentina.

Yamana issued for each of the approximately 5.6 million common shares of Platero outstanding, one common share of Yamana and one-half of one common share purchase warrant. Each whole warrant is exercisable for one additional common share of Yamana at a price of $0.15 per share and is exercisable at any time up to February 8, 2004. The fair value of the common shares, based on the closing price of Yamana’s common shares for a period before and after the acquisition date, was $716,531. The fair value of the warrants, based on a Black-Scholes Model, was $249,273.

The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was as follows:

Current assets (including cash of $67,943)	$ 84,803
Mining property and equipment	1,556,475
Other assets	7,630
Current liabilities	(2,485)
Future income tax liabilities	(626,516)

$ 1,019,907

Consideration comprised of:
5,616,000 common shares of Yamana
with a fair value of $0.1632 per share	$ 716,531
2,808,000 share purchase warrants with
a fair value of $0.0888 per warrant	249,273
Transaction costs	54,103

$ 1,019,907

15.    Subsequent events
In April 2002, Coeur d’ Alene Mines Corporation (“Coeur”) acquired from Northgate Exploration (BVI) Limited (“Northgate”) the outstanding balance on the loan and accrued interest payable (Note 5).

As a result of this agreement, Coeur also acquired all of Yamana’s silver properties and related assets in the western part of the province of Santa Cruz, Argentina, in satisfaction of the loan and accrued interest payable. Yamana retained its gold properties and government refunds of value added tax related to Mina Martha exports, and will carry a 10% net proceeds interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.

The carrying values at February 28, 2002 of the assets sold were as follows:

Mineral properties
Mina Martha	$1,517,473
Other	247,625
Land, buildings and equipment	1,115,947
Other assets	763,704

$3,644,749

Additionally, Yamana closed a private placement with Coeur of 5,000,000 units for gross proceeds of $255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of $0.069. Coeur is required to exercise 50% of the warrants on September 1, 2002 and the remaining warrants on December 1, 2002 for total gross proceeds of $345,000. This investment in Yamana will represent a 15.4% equity interest before dilution and approximately a 9% equity interest on a fully diluted basis. Coeur will receive the right to nominate one director to Yamana’s Board of Directors.

b.     In April 2002, Yamana Resources Inc. and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana’s gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

Yamana has incorporated a new Argentine subsidiary, Recursos Yamana S.A. (“RYSA”) to hold the gold properties following the sale of Yamana’s silver properties in the western part of the Santa Cruz Province to Coeur d’Alene Mines Corporation.

Buenaventura can earn a 50% equity interest in RYSA by: (1) purchasing 1.5 million Yamana common shares for $150,000; (2) funding a staged three-year $2,850,000 Phase I exploration program through equity funding of RYSA; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no equity interest will be earned by Buenaventura and Yamana will retain a 100% ownership of RYSA.

If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional $3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding after the completion of any committed year.

Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has exercised its right to introduce a third party, Mauricio Hochschild Cia Ltd. S.A.C., to this arrangement such that, after the $6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest.

CORPORATE DATA

Directors & Officers
R. Stuart Angus
Director

Victor H. Bradley
President/CEO &Director

Delfor A. Cadario
Director

J. Edward Fletcher
Chairman of the Board of Directors

Hugh M. Hamilton
Vice President, Corporate Affairs

Alan R. Hill
Director

Melvin L. Klohn
Vice President, Exploration

Patrick J. Mars
Director

William V. Schara
Vice President, Finance /CFO

Lance S. Tigert
Director

Registered Office
Yamana Resources Inc.
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Ontario
Canada M5L 1B9

Executive Office
3151 E. 29th Ave.
Spokane, WA 99223 USA
Tel:  (509) 838-6615
Fax:  (509) 838-0714

Capitalization
55,125,444 common shares
issued as of February 28, 2002

Transfer Agent
CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
Canada M5H 4A6

Auditors
Deloitte & Touche LLP
Vancouver, Canada

Legal Counsel
Fasken Martineau Dumoulin
Vancouver, Canada

Stikeman Elliott
Toronto, Canada

Shares Listing
Symbol:  YRI
Toronto Stock Exchange

Information Contact
Victor H. Bradley

ANNUAL &
SPECIAL MEETING
10:00 a.m., August 30, 2002
Metropolitan Hotel
Connaugh Room
645 Howe Street
Vancouver, B.C.

YAMANA RESOURCES INC.

3151 E. 29th Ave.
Spokane, WA 99223
Tel:  (509) 838-6615
Fax:  (509) 838-0714
TSE Symbol: YRI
www.yamana.com